2550 M Street NW
Washington DC 20037
(202) 457-6000
__________
Facsimile (202) 457-6315

October 1, 2010	Hwan Kim
202-457-8025
HKim@pattonboggs.com

Ms. Keira Nakada
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 26, 2010
File No. 001-34079

Dear Ms. Nakada:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), we hereby request that the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) grant the Company an extension for filing its response to the Staff’s comments regarding the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”) and Schedule 14A filed on April 26, 2010 (“Schedule 14A”) contained in the Staff’s letter to Dr. Chang Ahn dated September 17, 2010.  The Company expects to file its response to the Staff’s comments on the Form 10-K and Schedule 14A on or before October 15, 2010.

The Company thanks you for your consideration of the requested extension and is available to answer any questions you may have.

Respectfully submitted,

/s/Hwan Kim

Hwan Kim